Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

September 25, 2020

CORRESPONDENCE FILED VIA EDGAR

Mr. Robert Shapiro

Senior Staff Accountant

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The ODP Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
Form 10-Q for the Fiscal Quarter Ended June 27, 2020
Filed August 5, 2020
File Number 001-10948

Dear Mr. Shapiro:

On behalf of The ODP Corporation (the “Company”), set forth below is the response of the Company to the Staff’s letter of comment dated September 14, 2020 relating to the above referenced filings. For your convenience, the Staff’s comment is repeated below in italics immediately preceding the Company’s response.

Form 10-Q for the Fiscal Quarter Ended June 27, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results by Division

Business Solutions Division, page 31

1.

Referencing product sales, you disclose “Both periods reflect the positive impact of acquisitions and growth in cleaning supplies and personal protective equipment.” Please quantify factors to which changes are attributed. Please also discuss how the lower demand from business-to-business customers resulting from the transition to work-from-home and learn-from-home environments due to the restrictions of the COVID-19 pandemic, and the related changes in demand by product line, impacted your sales. In your discussion, quantify to what degree the positive drivers of increased demand for cleaning products and PPE, and growth in your eCommerce platform have offset the overall decreases in product sales from your core product lines. Refer to the instructions to Item 303(b)(2) of Regulation S-K and Corporation Finance Disclosure Guidance: Topics 9 and 9A.

Response: We acknowledge the Staff’s comment and the instructions included in Item 303(b)(2) of Regulation S-K and Corporation Finance Disclosure Guidance: Topics 9 and 9A. In our Form 10-Q for the fiscal quarter ended June 27, 2020, we included the following tabular information related to the Business Solutions Division which presents our product sales and change from prior periods for the second quarter and first half of 2020:

	Second Quarter		First Half
(In millions)	2020	2019	2020	2019
Products	$965	$1,249	$2,212	$2,517
Services	59	79	146	155

Total Sales	$1,024	$1,328	$2,358	$2,672
% change	(23)%	2%	(12)%	2%
Division operating income	$13	$86	$53	$132
% of sales	1%	6%	2%	5%

Our product sales declined $284 million during the second quarter of 2020 as compared to the same period in the prior year. This was driven by lower demand in our core product lines due to a portion of our business-to-business customers having to temporarily transition into a work-from-home environment or pause operations as a result of restrictions of the COVID-19 pandemic, which resulted in a decrease of $397 million in product sales during this period. This decrease was partially offset by the increase in sales in other product categories which aggregated to $113 million primarily driven by sales of our cleaning products and personal protective equipment sales of $60 million, as well as higher sales in our e-Commerce platform which experienced increased demand during this period as more customers preferred to order online and have their purchases delivered, and the impact of acquisitions, both of which were not material drivers of our results but contributed positively to our product revenues for the period.

During the first half of 2020, our product sales declined $305 million as compared to the same period in the prior year. The drivers of this decline were consistent with those impacting the second quarter results discussed above. The lower demand from our business-to-business customers as a result of restrictions of the COVID-19 pandemic resulted in a decrease of $470 million in product sales during this period. This decrease was partially offset by sales in other product categories which aggregated to $165 million primarily due to the increase in our cleaning products and personal protective equipment sales of $98 million, as well as higher sales in our e-Commerce platform, and the impact of acquisitions, both of which were not material drivers of our results but contributed positively to our product revenues.

In order for the primary drivers of changes in our operational results to be clearer to the reader, we will include similar quantitative information, to the extent material, to that above in the Management’s Discussion and Analysis section of our future filings beginning with our Form 10-Q for the third quarter 2020.

If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact me at (212) 918-3599.

Sincerely,

/s/ Lillian Tsu
Lillian Tsu
Hogan Lovells US LLP

cc:	D. Anthony Scaglione

Executive Vice President, Chief Financial Officer

The ODP Corporation

N. David Bleisch

Executive Vice President, Chief Legal & Administrative Officer

The ODP Corporation